Exhibit 99.1

Pembina Pipeline Corporation Announces $105 Million New Gas Processing Plant at its Musreau Facility

CALGARY, Nov. 27, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it plans to construct a new facility and expand its gas processing capacity at Musreau by 100 million cubic feet per day ("MMcf/d") ("Musreau III") for an estimated cost of $105 million.

"The areas surrounding Pembina's existing gas processing facilities at Musreau, part of our Cutbank Complex, continue to be a focus for our customers producing liquids-rich natural gas," said Stuart Taylor, Pembina's Senior Vice President, NGL and Natural Gas Facilities. "Musreau III allows for additional processing and Pembina's customers benefit from our ability to provide an integrated service offering including pipeline transportation and fractionation services. Musreau III will leverage the engineering and design work for our Musreau I and Musreau II facilities and will use the same pipeline lateral to access our Peace Pipeline System. With the successful execution of our Musreau II facility nearing completion ahead of schedule and on budget, I am confident that Musreau III will bring another win for us as we will use our proven 'assembly line' approach to facility design and construction."

Musreau III, which is underpinned by long-term agreements with several area producers, involves the construction of a 100 MMcf/d shallow cut facility which will be built adjacent to Pembina's existing Musreau facility and its nearly complete Musreau II facility. Pembina expects Musreau III to have liquids extraction capacity of approximately 3,000 barrels per day ("bpd"), subject to gas compositions. Similar to the Company's other gas processing facilities, the agreements for Musreau III are take-or-pay in nature and provide flow through of operating expenses. Subject to regulatory and environmental approval, Pembina anticipates bringing Musreau III on-stream in mid-2016.

"In total, once Musreau III is complete, the Cutbank Complex will have approximately 570 MMcf/d of shallow cut processing capacity, 205 MMcf/d of deep cut processing capacity and will produce roughly 25,000 bpd of liquids for transportation on our Conventional Pipelines," said Mr. Taylor. "We are happy to be adding another long-term fee-for-service asset to our portfolio that will feed into our integrated businesses. Projects like this benefit both our customers and shareholders and allow us to continue producing sustainable returns."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "expand", "would", "plans", "anticipates" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: the planned capacity of the proposed Musreau III facility; the anticipated capital cost of Musreau III; the expected in-service date of Musreau III; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; anticipated business integration and the benefits thereof. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: that third parties will provide any required support;  that third parties will fulfill their obligations under current and future agreements; that there are no unanticipated changes to the regulatory or commercial environment in which the Musreau Facility is operated; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for fractionation and pipeline transportation services; future levels of oil and natural gas development; potential revenue and cash flow enhancement; and future cash flows.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the failure of third parties to fulfill their obligations under current or future agreements; the inability of Pembina to secure any required third party support; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquiries: Scott Burrows, Vice President, Capital Markets, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com; Media Inquiries: Laura Lunt, Senior Manager, Regulatory, Environment & External Relations, (403) 231-7500

CO: Pembina Pipeline Corporation

CNW 17:04e 27-NOV-14